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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5*)

ICAD, INC.
(NAME OF ISSUER)

COMMON STOCK, $.01 PAR VALUE
(TITLE OF CLASS OF SECURITIES)

44934S 10 7
(CUSIP NUMBER)

Ethan Seer, Esq. Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

June 13, 2006
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF §§240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE §240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

Page 1of 4 Pages

CUSIP NO. 44934S 10 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ROBERT HOWARD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY	7.	SOLE VOTING POWER 5,176,920
OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 20,000
PERSON WITH	9.	SOLE DISPOSITIVE POWER 5,176,920
	10.	SHARED DISPOSITIVE POWER 20,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,196,920
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.55
14.	TYPE OF REPORTING PERSON* IN

Page 2 of 4 Pages

Item 1. Security and Issuer

This Amendment No. 5 relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by Icad, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 4 Townsend West, Nashua, NH 03063. Except as modified in the other items of this report, there has been no change in the information previously reported in the Schedule 13D of Robert Howard (the "Reporting Person") or in Amendment Nos. 1, 2, 3 or 4 to the Reporting Person’s Schedule 13D.

Item 3. Source and Amount of Funds or other Consideration.

A total of 1,427,257 shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person represent shares that the Reporting Person may acquire from the Company pursuant to the conversion of Convertible Revolving Credit Promissory Notes in the aggregate principal amount of $2,258,906 payable by the Company to the Reporting Person (the "Notes") which represents loans made by the Reporting Person to the Company. Information regarding the loans and Notes made by the Reporting Person and the Notes issued by the Company in favor of the Reporting Person are as follows:

Date of Loan	Principal Amount of Loan	Conversion Price
November 4, 2003	$50,000	$4.93	(1)
November 4, 2003	$100,000	$4.93	(1)
November 18, 2003	$108,906	$6.216	(1)
June 13, 2006	$2,000,000	$1.45	(1)

(1) The conversion price of these Notes are the lesser of (i) the closing sale price of the underlying Common Stock on the date the funds under the Notes were advanced to the Company (which prices are noted above) or (ii) the closing sale price of the Common Stock on the business day immediately preceding the conversion date of the Notes.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The percentage of Common Stock owned by the Reporting Person reflected in this Report (14.0%), is based upon 36,970,761 shares of Common Stock outstanding on June 13, 2006. The Reporting Person beneficially owns, as of the date of this Report, 5,196,920 shares of Common Stock, which amount includes (i) 3,664,663 shares owned by the Reporting Person (which amount includes 2,000,000 shares held through a corporation), (ii) 85,000 shares issuable upon exercise of options owned by the Reporting Person, (iii) 1,427,257 shares issuable upon conversion of the Notes and (iv) 20,000 shares beneficially owned by Kit Howard, the wife of the Reporting Person. The Reporting Person may be deemed to have sole voting and disposition power over the shares referred to in items (i) - (iii) above and shared voting and disposition power over the shares referred to in item (iv) above.

(c) As noted in Item 3 above, on June 13, 2006 the Company issued borrowed $2,000,000 from the Reporting Person evidenced by Notes in the principal amount of $2,000,000 which amount is convertible into shares of the Company’s Common Stock as noted in Item 3 above.

Page 3 of 4 Pages

(d) Kit Howard, the Reporting Person's spouse, has the right to receive dividends on, and any proceeds from the disposition of any shares of Common Stock reported as owned by her in Item 5 above.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 29, 2006

/s/ Robert Howard
Robert Howard

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